USG Corporation 550 W. Adams Street Chicago, IL 60661 (312) 436-4000
December 22, 2008
Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549-7010
RE:	USG Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 15, 2008
Forms 10-Q for the Fiscal Quarters Ended March 31, 2008,
June 30, 2008 and September 30, 2008
File No. 1-8864
Dear Mr. O’Brien:
Set forth below are our responses to the comments of the staff of the Division of Corporation Finance, contained in your letter dated December 2, 2008, with respect to USG Corporation’s Form 10-K for the fiscal year ended December 31, 2007 filed on February 15, 2008 and Forms 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008. Capitalized terms used in this letter without definition have the meanings specified in the above-referenced Forms 10-K and 10-Q, as the context requires. For your convenience, we have repeated below in bold and italics the Staff’s comments immediately prior to our responses.

USG Corporation	2
December 22, 2008
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
Consolidated Results of Operations, page 17
1.	In future filings, please quantify the extent to which increases/decreases in volume, prices and/or the introduction of new products attributed to the increase or decrease in net sales and gross profit. Refer to Item 303(A)(3)(iii) of Regulation S-X. In addition, quantify the impact of other factors you identify that contributed to fluctuations, as appropriate. For example, you attribute the decline in gross profit to higher costs for wastepaper, other raw materials and natural gas in addition to the decline in volume and selling prices.
In future filings, we intend to quantify significant factors that contributed to material increases or deceases in net sales and gross profit.
2.	We note that you have implemented a number of restructuring activities during fiscal year 2007 and have continued to do so during fiscal year 2008. As these costs are material to your operating results, please provide all of the disclosures required by SAB Topic 5:P.4. Specifically, please disclose the following, as applicable, for each restructuring plan:
•	The expected effects on future earnings and cash flows resulting from the exit plan including quantification of the dollar amounts and the period the effects are expected to be realized. Subsequently, disclose whether you have realized the anticipated savings.
•	The periods in which material cash outlays are anticipated to be made and the expected source of funding the plan.
In future filings, we intend to expand our disclosure relating to restructuring activities to include the required SAB Topic 5:P.4 disclosures, including those specifically mentioned in your comment.
3.	We note that the downturns in the housing and construction industries have had a material adverse impact to your operating results. However, you have not provided disclosures regarding the impact and/or potential impact these adverse conditions have had and/or may have on your assets, including inventories; property, plant and equipment; goodwill; and other intangible assets. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and require disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss.” Please tell us why you have not included such disclosure in MD&A. Given the significant decline in your operating results, it would appear as though you should be explaining to investors how you determined that your tangible and intangible assets are realizable and that you do not foresee recognizing a material write-down or impairment charge in the future. Otherwise, please provide us with disclosure you intend to include in future filings.
We considered the referenced disclosures required by Item 303 of Regulation S-K and Section 216 of the Financial Reporting Codification and determined that they were not required for the reasons set forth below.

USG Corporation	3
December 22, 2008
We operate in deeply cyclical markets. Over the past 40 years, the housing and other construction markets that we serve have experienced four significant downturns, including the current one that began in 2006. Each of those downturns has been followed by a strong recovery. The trough period of a cycle typically last several years. The collapse in new housing starts between 2005 and 2008 (a more than 60 percent drop from peak to trough), an unprecedented credit crisis and an unfolding economic recession have all reduced our expectations for our near-term cash flows. However, based on historical patterns, we expect that cash flows will increase significantly when the residential construction markets inevitably recover. The median forecast for housing starts by Moody’s Economy.com, The National Association of Homebuilders and the Mortgage Bankers Association is 934,000 for 2008, 782,000 for 2009 and 1,011,000 for 2010. Longer-term forecasts for housing starts prepared by noted authorities such as the Joint Centers for Housing Studies of Harvard University and The National Association of Homebuilders average 1.7 million units per year over the next ten years. Historically, at these levels of activity, our business has generated substantial operating cash flows.
We have initiated cost and capital spending reduction programs that are expected to improve cash flows starting in 2009. As stated above, once housing starts return to more normal levels, we expect that our cash flows will be significant.
Assuming we continue to expect a near-term recovery, we intend to include in future filings the following disclosure or similar disclosure, as appropriate:
Historically, the housing and other construction markets that we serve are deeply cyclical. Downturns in demand are typically steep and last several years, but are typically followed by periods of strong recovery. We believe this trend will occur again and that we will generate significant cash flows when our markets recover. As a result, we currently expect to realize the carrying value of all facilities that are not permanently closed through future cash flows. We regularly monitor forecasts prepared by external economic forecasters and review our facilities and other assets to determine which of them, if any, are impaired under applicable accounting rules. Because we believe that a recovery in the housing and other construction markets we serve will begin in the next two to three years, we determined that there have been no material impairments of our assets. However, if the downturn in these markets does not reverse or this downturn is significantly extended, material write-downs or impairment charges may be required in the future. The magnitude and timing of those charges will be dependent on the severity and duration of the downturn and cannot be determined at this time.

USG Corporation	4
December 22, 2008
Core Business Results of Operations, page 20
4.	We note your disclosure that industry shipments of gypsum wallboard in 2007 were down 15% from 2006. We further note that your shipments of gypsum wallboard were down 17% in 2007 from 2006. In future filings, please include a discussion as to why your shipments fell below industry averages. In this regard, it is unclear whether your decline in volume is also related to a loss of market share in addition to the negative impact the housing and construction industries are having on your operating results.
To the extent we experience a similar situation in future periods, we intend to explain the material factors that contributed to a change in the correlation between the levels of our shipments and industry shipments.
5.	In future filings, please include a more comprehensive discussion of the factors impacting Worldwide Ceiling’s operating results. For example, we note that Worldwide Ceiling has recognized an increase in volume and selling prices during fiscal year 2007 and the nine-months ended September 30, 2008 without an explanation as to why. Such disclosure would be useful to investors in also evaluating the realizability of Worldwide Ceiling’s assets.
In future filings, we intend to include more detail about the material factors impacting Worldwide Ceilings’ operating results.
Liquidity and Capital Resources, page 23
6.	We note that receivables, net and inventory are 34.4% and 30.1%, respectively, of total current assets as of December 31, 2007. As such, please consider including an analysis of days sales outstanding for your receivables, net and inventory turnover rates for each period presented along with an explanation of any material variances. Such disclosure would provide investors with a better understanding of the collectability of your receivables, net and the realizability of your inventories. Refer to instruction 5 to Item 303(A) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.
In future filings, we intend to include more detailed explanations of material variations in accounts receivable and inventory.
Realization of Deferred Tax Asset, page 25
7.	We note that pre-tax income significantly declined during fiscal year 2007 from fiscal year 2006 pre-tax income and from fiscal year 2005 pre-tax income excluding the asbestos accrual. We further note that you have recognized a pre-tax loss of $205 million for the nine-months ended September 30, 2008. In future filings, please revise your disclosure here or in critical accounting policies to provide a more detailed explanation as to how you determined it is more likely than not that you will realize total deferred tax assets. In this regard, address each of the following points:
•	Disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets.

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December 22, 2008
•	Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment.
•	Disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.
•	Provide a detailed explanation of the changes in judgment regarding your Worldwide Ceilings and Canadian businesses, including quantification of previous and current estimates, that resulted in a decrease in your valuation allowance by $10 million.
Please provide us with the disclosures you intend to include in future filings. Refer to paragraphs 20-26 of SFAS 109 and Section 501.14 of the Financial Reporting Codification for guidance.
In determining future taxable income, assumptions utilized include the amount of pre-tax operating income in particular jurisdictions, the amount, timing and character of reversing temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates used to estimate the fair value of our reporting units for purposes of testing for impairment of goodwill and intangible assets.
We intend to include the following disclosure (with new or revised disclosure shown in italics) in our 2008 Form 10-K and to include comparable disclosure in subsequent filings, as appropriate:
Our consolidated balance sheet as of December 31, 2008 includes a gross deferred tax asset of $[XXX] million relating to U.S. federal, state and foreign income tax benefits available for use in future periods with respect to various net operating loss, or NOL, and tax credit carryforwards. The NOL and tax credit carryforwards are a result of the amounts paid to the asbestos trust in 2006, as well as additional losses incurred in 2007 and 2008. We have concluded, based on the weight of available evidence, that all but $[XX] million of these tax benefits are more likely than not to be realized in the future.
In arriving at this conclusion, we evaluated all available evidence, including our past operating results, the existence of cumulative losses in the most recent fiscal years and our forecast of future taxable income. In determining future taxable income, assumptions were utilized, including the amount of pre-tax operating income in particular jurisdictions, reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. The assumptions utilized in forecasting pre-tax operating income are consistent with the plans and estimates used to estimate the fair value of our reporting units for purposes of testing for impairment of goodwill and intangible assets. In projecting pre-tax income, we have relied upon historical data and expected business cycles. Historically, the housing and other construction markets that we serve are deeply cyclical. Downturns in demand are typically steep and last several years, but are typically followed by periods of strong recovery. We believe this trend will occur again and that we will generate significant pre-tax profits when our markets recover. We also assumed that any deferred tax liabilities relied upon will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax asset related to the NOL and tax credit carryforwards.

USG Corporation	6
December 22, 2008
As of December 31, 2008, we had federal NOLs of approximately $[XXX] million that are available to offset federal taxable income and will expire in the years 2026 — 2028. In addition, we have federal alternative minimum tax credit carryforwards of approximately $[XX] million that are available to reduce future regular federal income taxes over an indefinite period, as well as federal foreign tax credit carryforwards of approximately $[X] million that are expected to expire in the years [2013- 2018]. In order to fully realize the U.S. federal net deferred tax assets, taxable income of approximately $[X,XXX] million would need to be generated during the period before their expiration. We currently anticipate that taxable income during that period will be in excess of the amount required in order to realize the U.S. net deferred tax assets. As a result, management has concluded that it is more likely than not that these U.S. federal net deferred tax assets will be realized.
In contrast to the results under the Internal Revenue Code, many U.S. states do not allow the carryback of a NOL in any significant amount. As a result, in these states our NOL carryforwards are significantly higher than our federal net operating loss carryforward. To the extent that we do not generate sufficient state taxable income within the statutory carryforward periods to utilize the loss carryforwards in these states, the loss carryforwards will expire unused. Based on projections of future taxable income in the states in which we conduct business operations and the loss carryforward periods allowed by current state laws (generally five to 20 years), we have concluded that all but $[XX] million of the $[XXX] million of state income tax benefits relating to our state NOL and tax credit carryforwards is more likely than not to be realized.
We also had NOL and tax credit carryforwards in various foreign jurisdictions in the amount of $[XX] million at December 31, 2008, against a portion of which we had historically maintained a valuation allowance. During 2007, we reversed the entire $8 million of valuation allowance on our Worldwide Ceilings businesses due to a change in judgment regarding the continued profitability of these businesses. Our profitability in these businesses in recent years and our projections of future taxable income have increased significantly due to cost-reduction activities and the introduction of new products, which resulted in our concluding that it was more likely than not that we would be able to realize the deferred tax asset related to the NOLs in our Worldwide Ceilings businesses. During 2007, we reversed all $2 million of a valuation allowance on our Canadian businesses due to a planned amalgamation of entities, which as a combined entity is a historically profitable business. As a result, we believe it is more likely than not that we will be able to realize the deferred tax asset related to the NOLs and tax credit carryforwards in our Canadian businesses.
Section 382 of the Internal Revenue Code (“Section 382”) imposes limitations on a corporation’s ability to utilize NOLs if it experiences an “ownership change.” In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. If we were to experience an “ownership change,” utilization of our NOLs would be subject to an annual limitation under Section 382 determined by multiplying the market value of our outstanding shares of stock at the time of the ownership change by the applicable long-term tax-exempt rate (which was 5.4% for December 2008). Any unused annual limitation may be carried over to later years within the allowed NOL carryforward period. The amount of the limitation may, under certain circumstances, be increased or decreased by built-in gains or losses held by us at the time of the change that are recognized in the five-year period after the change. Based on information available as of December 31, 2008, we estimate our current ownership change to be between [XX.X% and XX.X%]. If an ownership change had occurred as of December 31, 2008, our annual NOL utilization would have been limited to approximately $[XX] million per year.

USG Corporation	7
December 22, 2008
During the fourth quarter of 2008, we amended our shareholder rights plan to reduce, until September 30, 2009, the threshold at which a person or group becomes an “Acquiring Person” under the rights plan from 15% to 4.99% of our outstanding common stock. The rights plan, as amended, exempts certain stockholders as long as they do not acquire additional shares of our common stock, except as otherwise provided by existing agreements. Common shares that otherwise would be deemed beneficially owned under the rights plan by reason of ownership of our 10% contingent convertible senior notes are exempted during the period in which the threshold is reduced to 4.99%. The amendment to the rights plan is intended to maximize the value of our NOL carryforwards and related tax benefits. The amendment does not, however, ensure that use of NOLs will not be limited by an ownership change, and there can be no assurance that an ownership change will not occur.
Critical Accounting Policies, page 26
Impairment of Goodwill, Other Intangible Assets and Property, Plant and Equipment, page 26
8.	We note that while goodwill may not be a significant asset, any impairment recognized could be material to your operating results. In this regard, we note that you anticipate your operating results will continue to be impacted by the downturn in the housing and construction industries. Considering this, we ask that you please revise your goodwill disclosures in future filings to address the following points, especially for reporting units whose carrying value is close to the estimated fair value:
•	Define the reporting unit level at which you test goodwill for impairment, including the number of reporting units with goodwill as of the most recent balance sheet date.
•	Disclose the valuation approach(es) used to estimate the fair value of each of your reporting units (e.g., income approach, market approach or cost approach).
•	Describe each of the methodologies used for each approach (e.g., discounted cash flow, comparable business method, comparable transaction method, etc.), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in estimating the fair value of its reporting units.

•	If more than one approach and/or methodology is used, disclose how you weight each of the methods, including how you determined the weights for each method. Given that the weight assigned to each method is a subjective estimate, please include a sensitivity analysis to address the amount the fair value would have changed by had you weighted the fair value methods differently.

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December 22, 2008
•	For each methodology, provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions for each period presented. For example, such assumptions should include for a discounted cash flow method the discount rate used, the revenue growth rates, the operating profit margins, and the terminal rate, at a minimum; and for a comparable business method the sales and/or EBITDA multiple used. Such disclosure may need to be provided for each reporting unit in which the estimated fair value of the reporting unit is not material different from the carrying value or for which the sensitivity analysis demonstrates an impairment could have been recognized for the reporting unit to provide useful information to investors. Please note that you should also provide an explanation for material changes in the material assumptions used for a reporting unit, as well.
•	Disclose those reporting units whose carrying value is close to the estimated fair value, including the amount of goodwill for the reporting unit, the carrying value of the reporting unit and the fair value of the reporting unit for each period presented.
Please provide us with the disclosure you intend to include in future filings. Refer to Section 501.14 of the Financial Reporting Codification and paragraphs 19-25 and 30-31 of SFAS 142 for guidance.
In future filings, we intend to include the following or similar disclosure:
In accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets,” we complete the impairment testing of goodwill each year, or more frequently if events or circumstances indicate it might be impaired. When the carrying amount of goodwill exceeds its fair value, a goodwill impairment loss is recognized. Goodwill is tested at the reporting unit level, which is the operating segment level or one level below. We have three reporting units with goodwill. However, substantially all of our goodwill related to the L&W Supply reporting unit, which comprises our Building Products Distribution segment.
L&W Supply uses a combination of the income approach and the market approach to determine fair value. Each of these approaches is given equal weighting. The income approach uses a discounted cash flow methodology to determine fair value. This methodology recognizes value based on the receipt of future economic benefits. Key inputs to this method include a five-year free cash flow projection, an estimated discount rate, a long-term growth rate and a terminal value. This method requires us to make significant estimates and assumptions. Our judgments are based upon historical experience, current market trends, and other information. The discount rate is based on a weighted average cost of capital analysis that considers industry risk, risk inherent in management’s projections and other company-specific risks. The assumed long-term growth rate was determined by considering industry research, including analyst reports, and various government studies that we believe are reliable. We believe that the assumed long-term growth rate fairly represents the long-term growth prospects of L&W Supply.
The market approach uses the “guideline public company” methodology to determine fair value. This methodology recognizes value by comparing valuation multiples of similar companies’ trailing 12 month revenue and EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted for various performance metrics.
Since the indicated fair values of both the income approach and the market approach were not significantly different in our recent valuations, a different weighting of the approaches would not have resulted in a significantly different fair value. While the fair value used in our impairment test represents what we believe to be the most probable economic outcome, it is subject to the assumptions described above. A one percent increase or decrease in the discount rate resulted in changes in fair value of — 6% and + 8%, respectively, while a one percent increase or decrease in the long-term growth rate resulted in changes in fair value of + 5% and — 4%, respectively.

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December 22, 2008
9.	Please provide us with a list of each of your reporting units by segment including (a) the carrying value of the reporting unit, (b) the fair value of the reporting unit, and (c) the amount of goodwill for the reporting unit as of December 31, 2007. If there are any reporting units with fair values that do not materially exceed the carrying value, please provide us with a table that details the fair values estimated by each approach/methodology used, if more than one method is used, and for each period presented including the test performed during fiscal year 2008. The table should also include the material assumptions included in each method used for each period presented. Refer to the comment above for guidance.
We have three reporting units with goodwill: (i) L&W Supply, which comprises our Building Products Distribution segment; (ii) USG International’s Latin America Region (primarily a manufacturing facility located in Lima, Peru, and a distribution business), which is included in the Worldwide Ceilings segment; and (iii) USG Mexico, S.A. de C.V., which is included in the North American Gypsum segment. As of May 31, 2008, the date of the most recently completed impairment testing, L&W Supply’s goodwill represented $216 million of our total goodwill of $229 million. L&W Supply’s fair value significantly exceeded its carrying value as of that date. Please see our response to Comment 8 for a discussion of the material assumptions used to determine L&W Supply’s fair value.
10.	In future filings, please revise your disclosure for your other intangible assets with indefinite useful lives to quantify the material assumptions included in the income approach used to estimate the fair value of trade names for each period presented. Please also include a sensitivity analysis for the most recent period’s assumptions. If the estimated fair value of your trade names is not material different from the carrying value, please disclose as such.
In future filings, to the extent material, we intend to (i) revise our disclosures for other intangible assets with indefinite useful lives to quantify the material assumptions included in the income approach used to estimate the fair value of trade names for each period presented, (ii) include a sensitivity analysis for the most recent period’s assumptions, and (iii) disclose a comparison of trade names’ estimated fair values and carrying values, if not materially different.

USG Corporation	10
December 22, 2008
11.	In future filings, please revise your disclosure for property, plant and equipment to provide a more detailed discussion as to whether a material amount of these assets have required testing during any of the periods presented; whether a material amount of these assets are considered impaired, as the undiscounted cash flows were less than the carrying value; and whether a material amount of these assets have undiscounted cash flows that are not materially different from the carrying value, including quantification of such amounts. Your disclosure should clearly communicate to investors the amount of your property, plant and equipment that is at-risk for impairment, as this is your largest asset. In this regard, we note that during fiscal year 2007 you have shutdown several manufacturing plants with an impairment charge of $6 million. We further note that you have continued to shutdown manufacturing plants and close distribution locations during fiscal year 2008 in addition to a significant number of workforce reductions without any impairment charges recognized. Finally, we note that the majority of your assets are associated with your North American Gypsum segment, which has been significantly impacted by the significant decline in the housing and construction markets. Please provide us with the disclosure you intend to include in future filings.
We intend to include the following disclosure in our 2008 Form 10-K and to include comparable disclosure in subsequent filings, as appropriate:
Property, Plant and Equipment: We assess our property, plant and equipment for possible impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable or a revision of remaining useful lives is necessary. Such indicators may include economic and competitive conditions, changes in our business plans or management’s intentions regarding future utilization of the assets or changes in our commodity prices. An asset impairment would be indicated if the sum of the expected future net pretax cash flows from the use of an asset (undiscounted and without interest charges) is less than the carrying amount of the asset. An impairment loss would be measured based on the difference between the fair value of the asset and its carrying value. The determination of fair value is based on an expected present value technique in which multiple cash flow scenarios that reflect a range of possible outcomes and a risk-free rate of interest are used to estimate fair value or on a market appraisal.
Determination as to whether and how much an asset is impaired involves significant management judgment involving highly uncertain matters, including estimating the future success of product lines, future sales volumes, future selling prices and costs, alternative uses for the assets, and estimated proceeds from disposal of the assets. However, the impairment reviews and calculations are based on estimates and assumptions that take into account our business plans and long-term investment decisions.
We regularly evaluate the recoverability of assets idled or at risk of being idled. In most cases, the idled assets are relatively older and higher cost production plants or lines, which we refer to as facilities, that have relatively low carrying values. The last downturn during which we idled production facilities occurred in 1981 and 1982. At that time, we idled three facilities, all of which were restarted during the subsequent recovery. We consider idled facilities to be unimpaired because we plan to reopen them to meet future demand. We record impairment charges for facilities that we permanently close. Because we believe that a recovery in the housing and other construction markets that we serve will begin in the next two to three years and result in significantly higher demand than today’s conditions, it is our current intention to restart all facilities that are currently idled. As a result, estimated future undiscounted cash flows for the idled facilities significantly exceed their carrying values.
In 2008, we closed or idled six gypsum wallboard production facilities, two paper production facilities and three facilities that produced other products. The aggregate carrying value of the production facilities closed or idled in 2008 was [$61 million] as of December 31, 2008.

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December 22, 2008
In 2007, we closed or idled four gypsum wallboard production facilities, one paper production facility and a framing products plant in Tuscaloosa, Ala. Impairment charges totaling $6 million for one of the gypsum wallboard production facilities, located in Boston, Mass., and the Tuscaloosa, Ala., plant were recorded in 2007. The aggregate carrying value of the production facilities closed or idled in 2007 was [$22 million] as of December 31, 2008.
On a segment basis, all of the closed or idled facilities and impairment charges relate to the North American Gypsum segment.
10. Debt, page 43
12.	We note that you amended your credit facility in February 2008 to adjust the terms of your financial covenants. However, you did not disclose this point in your financial statements. In future filings, please disclose the purpose for this amendment and future amendments to your debt agreements. Please also disclose the material changes resulting from the amendment.
Disclosure that the credit facility was amended in February 2008 and the material terms of the amended facility are included on page 44 (Note 10, Debt) of our 2007 Form 10-K. We intend to include more detailed information with respect to the purpose and material changes of amendments to our debt agreements in future filings.
11. Derivative Instruments, page 45
13.	In future annual and interim filings, please include the disclosures required by paragraph 45.b of SFAS 133 for each of your derivative instruments that have been designated as cash flow hedges. Also, if you have designated any of your foreign exchange derivative instruments as hedges of the net investment in a foreign operation, as indicated in your significant accounting policy footnote, please include the disclosures required by paragraph 45.c of SFAS 133 for each reporting period. Please provide us with the disclosure you intend to include in future flings.
Please note the following:
SFAS133, paragraph 45.b.(2) — A description of the events that will result in the reclassification into earnings of gains and losses that are reported in AOCI is disclosed on page 39 (Note 1, Significant Accounting Policies) of our 2007 10-K. The estimated net amount of the existing gains or losses at the reporting date that is expected to be reclassified into earnings within the next 12 months is disclosed on page 51 (Note 14, Accumulated Other Comprehensive Income (Loss)) of our 2007 Form 10-K.
SFAS 133, paragraph 45.b.(3) — The maximum length of time over which the entity is hedging its exposure to the variability in future cash flows is disclosed on page 39 (Note 1, Significant Accounting Policies) of our 2007 Form 10-K.
SFAS 133, paragraph 45.c. — Information regarding hedging our net investment in a foreign operation is disclosed on page 45 (Note 11, Derivative Instruments) of our 2007 Form 10-K.

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December 22, 2008
We intend to include the following additional disclosures in future filings:
SFAS 133, paragraph 45.b.(1) — Derivatives designated as cash flows had no ineffectiveness for the period.
SFAS 133, paragraph 45.b.(2) — There were no gains or losses reclassified into earnings as a result of the discontinuance of cash flow hedges because the forecasted transactions were not probable of occurring.
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
8. Goodwill and Other Intangible Assets, page 12
14.	We note that the majority of your goodwill is associated with your Building Products Distribution segment ($214 million as of September 30, 2008). We note the following regarding your Building Products Distribution segment and your business as a whole:
•	The operating results of this segment, along with the North American Gypsum segment, are significantly dependent on the housing and construction markets, which have significantly decline during the past two years.
•	The Building Products Distribution segment operating margins have significantly declined:
•	Nine-months ended September 30, 2008 — 0.6%
•	Nine-months ended September 30, 2007 — 5.2%
•	Fiscal year 2007 — 5.1%
•	Fiscal year 2006 — 8.2%
•	Fiscal year 2005 — 7.3%
•	You have begun to close distribution centers (19 centers, net in the nine-months ended September 30, 2008 with an additional 31 centers during the fourth quarter of 2008) in response to the significant decline in the volume and pricing of the products sold by your Building Products Distribution segment.
•	Your share price has significantly declined since the beginning of fiscal year 2007.
•	As of December 31, 2007, your share price declined approximately 30% from the May 31, 2007 goodwill impairment testing date.
•	From May 31, 2007 to May 31, 2008, your share price declined 33.7%.
•	Since December 31, 2007 and May 31, 2008, your share price has continued to decline from a close price of $35.79 and $34.05, respectively, to $25.60 as of September 30, 2008, or a decline of 28.5% and 24.8%, respectively.
•	Subsequent to September 30,2008, your share price has continued to decline to the point your market capitalization is now significantly below your September 30, 2008 total stockholders’ equity balance. In this regard, we also note that you have not filed an Item 2.06, Form 8-K to date.
Based on the above, please help us to understand how you determined that no goodwill or other asset impairments existed as of September 30, 2008. At a minimum, your disclosures within MD&A should bridge the gap for investors between the indicators that goodwill and your other intangible and tangible assets may be impaired and your assessment that either no impairments were required to be recognized during the nine-months ended September 30, 2008 based on the results of your testing and/or that no impairment testing was required in accordance with SFAS 142 (goodwill and indefinite lived intangible assets) and SFAS 144 (definite lived intangible assets and fixed assets).

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December 22, 2008
We considered whether an interim impairment test of goodwill and other intangibles was necessary as of September 30, 2008. We determined that it was more likely than not that an impairment did not exist as of that date, and therefore concluded that an interim impairment test of goodwill and other intangible assets was not necessary as of that date. This judgment was based on the following analysis:
We performed an impairment test as of May 31, 2008, which reflected the trends noted above by you through that date. We determined that, as of that date, the fair value of the L&W Supply reporting unit significantly exceeded its book value. USG’s common share price declined 24.8% from May 31, 2008 to September 30, 2008 and declined further through the filing date of our third quarter 2008 Form 10-Q. The aggregate percentage decline of our stock price was significantly less than the percentage excess of the L&W Supply reporting unit’s fair value over its book value. While our near-term outlook for our business also declined during that period, our view of the long-term fundamentals of our business did not change. As a result, based on the amount by which fair value exceeded book value as of May 31, 2008, we determined the decline in the price of USG’s common shares that occurred subsequent to May 31 did not require us to perform an interim impairment test as of September 30, 2008 as we did not believe it to be more likely than not that an impairment existed.
We believe that much of the decline in the market price for our common stock is primarily attributable to broad market declines resulting from the worsening credit and economic crises, rather than any long-term change in the fundamentals of our businesses.
We operate in deeply cyclical markets. Over the past 40 years, the housing and other construction markets that we serve have experienced four significant downturns, including the current one that began in 2006. Each of those downturns has been followed by a strong recovery. Please see our response to Comment 3 for more information.
Our annual impairment test as of October 31, 2008, which is currently in process, will encompass our latest projections that reflect all recent events and will also include a comparison of the fair value of our reporting units to our market capitalization. Based on preliminary results that are subject to change, although the reporting unit value has significantly decreased since May 31, we do not expect any impairment. In addition, we intend to include disclosure in our 2008 Form 10-K to more clearly describe management’s consideration of potential indicators of impairment and the results of our October 31 impairment testing as described in the response to Comment 3.
10. Derivative Instruments, page 14
15.	In future filings, please include the disclosures required by Part I, Item 3 of Form 10-Q. Please ensure such disclosure clearly explains your exposure if there is a material change in commodity prices or foreign exchange rates quantitatively and qualitatively for each type of derivative contract. If you believe the risk of loss in future periods for each type of derivative instrument is immaterial, please state as such. Refer to Item 305 of Regulation S-K for guidance. Please provide us with the disclosure you intend to include in future filings.
In accordance with Item 305 of Regulation S-K, we intend in future filings either to disclose that there was no material risk of loss from our exposure to changes in commodity prices or foreign exchange rates or to quantitatively and qualitatively explain any material exposure.

USG Corporation	14
December 22, 2008
16.	We note that you posted $20 million of collateral as of September 30, 2008 related to your financial instruments. In future filings, please address each of the following:
•	Explain why you are including the collateral posted in receivables (e.g.., the collateral posted is $20 million of your receivables).
•	Explain why you were required to post $20 million in collateral, including the specific financial instruments for which you were required to post collateral.
Please provide us with disclosure you intend to include in future filings.
We intend to include the following disclosure in our 2008 Form 10-K and to include comparable disclosure in subsequent filings, as appropriate:
We use derivatives to hedge a portion of our exposures with respect to commodity price risk, foreign exchange risk, or interest rate risk. These derivatives are governed by master netting agreements negotiated between USG and its counterparties. The agreements outline the conditions upon which the counterparties are required to post collateral (primarily driven by credit ratings and derivative market values). Based on the market values of our derivatives (by counterparty) and our credit rating, we were required to provide $X million of collateral to our counterparties as of December 31, 2008.
We have not adopted an accounting policy to offset fair value amounts related to derivative contracts under our master netting arrangements, as permitted by FASB Interpretation No. 39 “Offsetting of Amounts Related to Certain Contracts.” As a result, amounts paid as cash collateral are included in receivables on our consolidated balance sheet.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
Liquidity and Capital Resources, page 33
17.	In future filings, please provide a more robust discussion of your liquidity position to fully explain how you determined cash on hand, cash available from future operations and other sources of funding will provide sufficient liquidity to fund your operations. In this regard, we note your disclosure on page 8 of your 2007 Form 10-K that you require a significant amount of liquidity to service your debt and fund operations, capital expenditures, research and development efforts, acquisitions and other corporate expenses. We further note that you have recognized negative cash flows for the nine-months ended September 30, 2008. Finally, we note that you are relying on your credit facility and other debt issuances for your current liquidity needs. As such, please provide detailed disclosures about the significant changes in each source of cash inflows from period to period and the impact of these changes on your liquidity and capital resources as well as how you determined that these sources will still be sufficient to meet your current and long-term liquidity needs. This disclosure should include quantification of each source. In this regard, we note that you had cash and cash equivalents of $159 million as of September 30, 2008, of which only $59 million is available for future use without violating one of the financial covenants for your credit facilities. Further, given the current economic environment and the credit crisis, you should further comment on the availability of the funds under your credit facility and whether you have had any issues with obtaining additional funds from the lenders. You should also continue to discuss the impact of any of these changes, if any, on your business, results of operations and financial condition. Please disclose if you expect any alternative sources of funding to be available in the future. Please quantify your anticipated outflows of cash over the next twelve months. If there are any material variations in timing of cash inflows versus cash outflows, also include a discussion of how you intend to address these variations in timing.
In future filings, we intend to provide more detail regarding our liquidity position and to address the other disclosure matters discussed in Comment 17, as appropriate.

USG Corporation	15
December 22, 2008
18.	We note your statement that if current construction and financial market conditions persist and your additional measures do not reduce your costs, you may not be able to meet your financial covenants as soon as the fourth quarter of fiscal year 2008 without modifications to the credit agreement or new financing arrangements. As such, please include a tabular presentation of your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted under your financial covenants for your credit facility either in MD&A or in the footnotes to your consolidated financial statements in future filings. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants. Such disclosure should only be excluded if you believe that the likelihood of default is remote. Refer to Section 501.03 of the Financial Reporting Codification for guidance. Please tell us and also disclose in future filings the amount available under the credit facility to borrow without violating any of your existing financial covenants.
In our third quarter 2008 Form 10-Q, we indicated that we could have difficulty meeting the minimum EBITDA covenant set forth in our unsecured credit agreement as early as the end of the fourth quarter of 2008. We also indicated that we were beginning discussions with our banks to obtain a waiver or modification of the agreement’s covenants. To the extent we remain subject to financial covenants and the likelihood of default is not remote, we intend to include a presentation of the covenant requirements and actual compliance ratios in future filings.
We had the capacity to borrow an additional $205 million under our unsecured credit agreement as of September 30, 2008 under the most restrictive of that agreement’s financial covenants. In addition, in the fourth quarter of 2008, we raised $400 million from the issuance of convertible debt, a portion of which was used to repay borrowings under the unsecured credit facility. This debt issuance, in conjunction with the pending amendment to our credit agreement, significantly solidifies our liquidity position. We intend to include disclosure regarding our borrowing availability under our credit facilities in future filings.

USG Corporation	16
December 22, 2008
We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosures in this filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me (312) 436-4282 if you wish to discuss our responses to your comments.

Sincerely,
/s/ Richard H. Fleming
Richard H. Fleming
Executive Vice President and Chief Financial Officer

Enclosures

cc:	Tracey Houser Al Pavot Securities and Exchange Commission

Bcc:	Stanley L. Ferguson Ellis A. Regenbogen D. Rick Lowes USG Corporation

Barry E. Kohn Deloitte & Touche LLP

Timothy J. Melton Jones Day